LAW OFFICES OF ROBERT O. KNUTSON

Attorney at Law

9372 Creekwood Drive		(952) 210-3105
Eden Prairie, MN 55347		email:silkroad55344@yahoo.com
December 29, 2016

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 of FISION Corporation
(the “Company”) (File No.333-214341)

Dear Mr. Spirgel:

This letter is on behalf of the Company and in response to your comment letter dated November 10, 2016 with respect to the above registration statement filed by the Company. We have included in boldface your original comments as then numbered, followed by the related response. The Company is also filing an amendment to the registration statement incorporating the revisions related to your comment letter.

Use of Proceeds, page 19

1.	You indicate that your offering will be conducted on a “best-efforts” basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered.

RESPONSE: We have revised the Use of Proceeds section to reflect receiving only 25%, 50% and 75% of the offering. See page 19 of the amended prospectus.

Financial Advisory Agreement, page 31

2.

We note that on page 31 of your filing that you disclose that you and Ardour Capital Investments LLC entered into a financial advisory agreement. Under the terms of the agreement, Ardour is to be your exclusive underwriter and/or placement agent for an equity raise through an institutional financing transaction. We further note, on the same page, that Ardour has waived its exclusivity rights and consented to your conducting of this offering. Please tell us if this offering will be made to institutional investors and revise your disclosures if appropriate.

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

December 29, 2016

RESPONSE: We have revised our response regarding Ardour to state that any participation by them as a selling agent will be made primarily to institutional investors. See page 31 of the amended prospectus.

As a further note on this subject, the Company is currently in the process of requesting selling agents to participate in this offering, and it is anticipated that any selling agents other than Ardour also will make offers to institutional investors.

If you have any questions regarding the foregoing, please direct them to me by telephone at (952) 210-3105.

Sincerely,

/s/ Robert O. Knutson

Robert O. Knutson